Infosys®
POWERED BY INTELLECT
DRIVEN BY VALUES

TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE
EURONEXT LONDON
EURONEXT PARIS

June 11, 2018

Dear Sir/ Madam,

Sub: Press release

Please find attached the press release titled **"INFOSYS ANNOUNCES THE APPROVAL FOR VOLUNTARY DELISTING OF ITS AMERICAN DEPOSITARY SHARES FROM EURONEXT PARIS AND EURONEXT LONDON".** The press release was also published in a French financial daily newspaper today, a copy of which is enclosed.

The press release will also be hosted on the Company's website, at www.infosys.com.

This is for your information and records.

Yours Sincerely,
For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

Encl: Press release (English and French versions)
French newspaper clipping

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys®
POWERED BY INTELLECT
DRIVEN BY VALUES

PRESS RELEASE

INFOSYS ANNOUNCES THE APPROVAL FOR VOLUNTARY DELISTING OF ITS AMERICAN DEPOSITARY SHARES FROM EURONEXT PARIS AND EURONEXT LONDON

BANGALORE -- PRNewswire -- June 11, 2018 -- Infosys Limited ("Infosys") **(NYSE: INFY) (Euronext Paris and Euronext London: INFY)** announced today that the voluntary delisting of its American Depositary Shares ("ADSs") (ISIN US4567881085) from the Euronext Paris and Euronext London exchanges has been approved by the Board of Directors of Euronext Paris SA and by Euronext London Limited.

The primary reason for this delisting is the low average daily trading volume of Infosys ADSs on Euronext Paris and Euronext London, which is not commensurate with the related administrative requirements. During the 5-year period of the listing on Euronext Paris and Euronext London, the average daily trading volume of Infosys ADSs was significantly lower than its average daily trading volume on the New York Stock Exchange (NYSE).

There will be no change to the Infosys share/ADS count, capital structure or float as a result of the delisting from the above exchanges. Infosys ADSs will continue to be listed on the NYSE under the symbol "INFY" and investors can continue to trade their ADSs on the NYSE as before.

The delisting procedure will allow Infosys ADSs listed on the Euronext Paris and Euronext London exchanges to be sold on the NYSE. A sales facility will be provided to the holders of Infosys ADSs trading on the Euronext Paris and Euronext London exchanges and such holders will have the following options:

- Participate in the sales facility described below to sell their ADSs on the NYSE in accordance with Euronext Paris and Euronext London rules.
- Decide not to particpate in the sales facility and continue to keep their ADSs and be able to trade their ADSs on the Euronext Paris and Euronext London exchanges until the date of completion of the proposed delisting and only on the NYSE thereafter.

Holders of Infosys ADSs who wish to participate in the sales facility should ask their financial intermediary to deliver their ADSs from June 18, 2018 to June 29, 2018 inclusive to BNP-Paribas Securities Services, acting as centralizing agent appointed by Infosys, following the procedure described below. The ADSs tendered to BNP-Paribas Securities Services will be sold beginning July 4, 2018 on the NYSE at the market price at the time of the sale. BNP-Paribas Securities Services will calculate the average sale price of the ADSs and will transfer the sale proceeds to the selling holders of Infosys ADSs once it receives the funds. Infosys will pay the fees for the centralization. The brokerage fee related to the sale on the NYSE of the ADSs tendered to BNP-Paribas Securities Services as part of the sales facility will be borne by Infosys.
Holders of Infosys ADSs are reminded that they may tender their ADSs in this sales facility on a voluntary basis.

The calendar for the sales facility and the delisting of Infosys ADSs described above can be summarized as follows (it being specified that Infosys reserves the right to amend this calendar):

Event	**Date**
Sales facility	
Beginning of the sales facility	June 18, 2018
End of the sales facility	June 29, 2018
End of the centralization by BNP-Paribas Securities Services	July 4, 2018 (before 4 p.m. Paris time)
Sale on the NYSE of Infosys ADSs tendered in the sales facility	Beginning July 4, 2018
Settlement of the proceeds of the sale to the relevant financial institutions	As soon as possible after receipt of the proceeds of the sale
Delisting	
Last day of trading of Infosys ADSs on Euronext Paris and Euronext London	July 4, 2018
Delisting of Infosys ADSs from Euronext Paris and Euronext London	July 5, 2018
Removal of Infosys ADSs from the operations of Euroclear France	July 10, 2018

Holders of Infosys ADSs participating in the sales facility are reminded that they acknowledge and accept the risk implied from the change in Infosys ADS market price or applicable currency exchange rates between the end of the sales facility and the sale of Infosys ADSs on the NYSE. The tender orders are irrevocable.

Holders of Infosys ADSs who opt to participate in the sales facility should consult their tax advisors for any tax implications on the proposed transaction.

Holders of Infosys ADSs not participating in the sales facility may continue to trade their ADSs on Euronext Paris and Euronext London through the delisting date under the terms and conditions of their custodian. Upon the delisting of Infosys ADSs from Euronext Paris and Euronext London, the transfer of the ADSs from Euronext Paris and Euronext London to the NYSE will be done by the custodians, and therefore, holders of Infosys ADSs who have chosen not to sell their ADSs through the sales facility, or otherwise have taken no action, need not take any action for their ADSs to be transferred from Euronext Paris and Euronext London to the NYSE.

Infosys ADSs will remain listed on Euronext Paris and Euronext London until July 4, 2018 inclusive. Thereafter, holders of ADSs who have chosen not to sell their Infosys ADSs through the sales facility or otherwise have not taken any action will be able to trade them on the NYSE under the terms and conditions of their financial intermediary.

Infosys ADSs will be removed from the operations of Euroclear France on July 10, 2018.

Infosys ADSs will continue to be listed on the NYSE under the symbol "INFY."

Holders of Infosys ADSs may also request any additional information from their custodian and usual financial intermediary, who have received the details of the delisting process.

About Infosys Ltd.

Infosys is a global leader in next-generation digital services and consulting. We enable clients in 45 countries to navigate their digital transformation. With over three decades of experience in managing the systems and workings of global enterprises, we expertly steer our clients through their digital journey. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from our innovation ecosystem.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise thrive in the digital age.

Safe Harbor

Certain statements in this press release concerning our intent to voluntarily delist from the Euronext Paris and Euronext London exchanges, the availability of a sales facility and the timing of the sales facility and delisting and sales facility process are forward-looking intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the timing of the delisting and sales facility due to factors outside of Infosys' control. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Asia Pacific	EMEA	Americas
Sarah Gideon	Margherita Di Cerbo	Chiku Somaiya
Infosys, India	Infosys, Europe	Infosys, USA
+91 80 4156 3998	+44 2075162748	+1 408 375 2722
Sarah_Gideon@infosys.com	Margherita.DiCerbo@infosys.com	Chiku.Somaiya@infosys.com

Infosys®
POWERED BY INTELLECT
DRIVEN BY VALUES

COMMUNIQUÉ DE PRESSE

INFOSYS ANNONCE L'APPROBATION DE LA RADIATION VOLONTAIRE DE SES "AMERICAN DEPOSITARY SHARES" D'EURONEXT PARIS ET EURONEXT LONDON

BANGALORE -- PRNewswire -- 11 juin 2018-- Infosys Limited (« Infosys ») **(NYSE : INFY) (Euronext Paris et Euronext London : INFY)** annonce aujourd'hui que la radiation volontaire de ses American Depositary Shares (« ADS ») (Code ISIN : US4567881085) d'Euronext Paris et d'Euronext London a été approuvée par le Conseil d'administration d'Euronext Paris SA et par Euronext London Limited.

Infosys a demandé la radiation des négociations de ses ADS principalement au regard des faibles volumes d'échange sur le titre qui ne sont pas compatibles avec les contraintes administratives résultant de la cotation des ADS sur Euronext Paris et Euronext London. Depuis l'admission aux négociations d'Euronext Paris et Euronext London des ADS d'Infosys en février 2013, les volumes d'échange quotidien moyens ont toujours été très inférieurs à ce qu'ils sont sur la bourse de New York (*New York Stock Exchange*, « NYSE »).

Cette radiation des négociations n'aura aucun impact sur le nombre d'actions ou d'ADS Infosys en circulation, sur la répartition du capital ou sur la taille du flottant d'Infosys.

La procédure de radiation permettra la cession sur le NYSE des ADS Infosys cotés sur Euronext Paris et Euronext London. Les porteurs d'ADS Infosys cotés sur Euronext Paris et Euronext London bénéficieront d'une offre de cession organisée et disposeront des options suivantes :

- Participer à l'offre de cession afin de céder leurs ADS sur le NYSE, conformément aux règles d'Euronext Paris et Euronext London.
- Ne pas participer à l'offre de cession afin de conserver leurs ADS, auquel cas ceux-ci resteront négociables sur Euronext Paris et sur Euronext London jusqu'à la date de radiation et seront ensuite négociables exclusivement sur le NYSE.

Les porteurs d'ADS Infosys qui souhaitent participer à l'offre de cession devront demander à leur intermédiaire financier d'apporter leurs ADS, entre le 18 juin 2018 et le 29 juin 2018 inclus, à BNP-Paribas Securities Services, agissant en tant qu'agent centralisateur mandaté par Infosys, conformément à la procédure décrite ci-dessous. Les ADS Infosys apportés à BNP Paribas Securities Services seront vendus à partir du 4 juillet 2018 sur le NYSE au cours en vigueur au moment de la vente. BNP-Paribas Securities Services calculera le prix de vente moyen des ADS Infosys et transférera le produit de la vente aux porteurs d'ADS vendeurs après réception des fonds. Infosys prendra en charge les frais relatifs à la centralisation. Les frais de courtage liés à la vente sur le NYSE des ADS Infosys apportés à BNP-Paribas Securities Services dans le cadre de l'offre de cession seront également supportés par Infosys.

Il est rappelé aux porteurs d'ADS Infosys que l'apport de leurs ADS dans le cadre de l'offre de cession décrite ci-dessus est entièrement volontaire.

Le calendrier de l’offre de cession et de la procédure de radiation des ADS Infosys décrits ci-dessus peut être résumé comme suit (étant précisé qu'Infosys se réserve le droit de modifier le présent calendrier) :

Evènement	**Date**
Offre de cession	
Début de l'offre de cession	18 juin 2018
Fin de l'offre de cession	29 juin 2018
Fin de la centralisation par BNP-Paribas Securities Services	4 juillet 2018 (avant 16h00, heure de Paris)
Cession sur le NYSE des ADS Infosys apportés dans le cadre de l’offre de cession	A partir du 4 juillet 2018
Règlement du produit de la vente aux intermédiaires financiers concernés	Dès que possible après la réception des fonds
Radiation	
Dernier jour de cotation des ADS Infosys sur Euronext Paris et Euronext London	4 juillet 2018
Radiation des ADS Infosys d'Euronext Paris et Euronext London	5 juillet 2018
Radiation des ADS Infosys d'Euroclear France	10 juillet 2018

Il est rappelé aux porteurs d'ADS Infosys participant à l’offre de cession qu'ils reconnaissent et acceptent le risque implicite résultant des fluctuations du cours des ADS Infosys sur le marché et du taux de change applicable entre la clôture de l’offre de cession et la cession des ADS Infosys sur le NYSE. Les ordres d'apport sont irrévocables.

Les porteurs d'ADS Infosys qui décident de participer à l'offre de cession sont invités à consulter leur conseil fiscal habituel pour apprécier les implications fiscales de l'opération.

Les porteurs d'ADS Infosys qui ne participent pas à l'offre de cession pourront continuer de négocier leurs ADS Infosys sur Euronext Paris et Euronext London jusqu'à la date de radiation conformément aux termes et conditions de leur intermédiaire financier. Suite à la radiation des ADS Inofsys d'Euronext Paris et Euronext London, le transfert des ADS Infosys d'Euronext Paris et Euronext London vers le NYSE sera effectué par les intermédiaires financiers. En conséquence, les porteurs d'ADS Infosys qui ont choisi de ne pas vendre leurs ADS dans le cadre de l'offre de cession, ou n'ont pas pris de mesure spécifique, n'auront aucune action à effectuer afin que leurs ADS Infosys soient transférés d'Euronext Paris et Euronext London vers le NYSE.

Infosys®
POWERED BY INTELLECT
DRIVEN BY VALUES

Les ADS Infosys resteront cotés sur Euronext Paris et Euronext London jusqu'au 4 juillet 2018 inclus. Par la suite, les porteurs qui ont choisi de ne pas vendre leurs ADS Infosys dans le cadre de l'offre de cession ou n'ont pas pris de mesure spécifique pourront les vendre sur le NYSE, conformément aux termes et conditions de leur intermédiaire financier.

Les ADS Infosys seront radiés d'Euroclear France le 10 juillet 2018.

Les ADS Infosys resteront admis aux négociations sur le NYSE sous le mnémonique « INFY ».

Les porteurs d'ADS Infosys peuvent également solliciter toute information complémentaire auprès de leur teneur de compte et intermédiaire financier habituel, auxquels ont été communiquées les détails de la procédure de radiation.

A propos d'Infosys Ltd.
Infosys est l'un des leaders mondiaux dans les secteurs des services digitaux de nouvelle génération et du consulting. Nous permettons à nos clients dans 45 pays d'effectuer leur transformation digitale. Avec plus de trois décennies d'experience dans la gestion des systèmes et du fonctionnement des entreprises mutlinationales, nous guidons nos clients de manière experte tout au long de leur parcours numérique. Pour ce faire, nous fournissons aux entreprises des fondamentaux fonctionnant grâce à l'intelligence artificelle les aidant à organiser leur transformation numérique. Nous fournissons également aux entreprises les moyens d'offrir des niveaux de performance et de satisfaction clientèle sans précédent grâce à des technologies numériques sur-mesure. Notre programme d'apprentissage continu de nouveaux savoirs et connaissances est un des facteurs clefs de leur dévelopment permanent par le développement et le partage de compétences, d'expertise ainsi que des idées de notre écosystème d'innovation.

Rendez-vous sur www.infosys.com pour savoir comment Infosys (NYSE: INFY) peut aider votre entreprise à prospérer dans l'ère digitale.

Safe Harbor
Ce communiqué de presse comporte des déclarations concernant le projet de radiation des ADS Infosys des négociations des marchés Euronext Paris et Euronext London, le projet de mise en oeuvre d'une offre de cession et le calendrier envisagé de l'offre de cession et de la radiation qui constituent des déclarations prospectives entrant dans le champ du "*safe harbor*" prévu par le *Private Securities Litigation Reform Act* de 1995. Ces déclarations prospectives sont soumises à un grand nombre de facteurs de risques et d'incertitudes qui pourraient amener les résultats effectifs à s'écarter sensiblement des déclarations prospectives, en ce compris, de manière non limitative, l'issue du processus d'approbation par Euronext Paris S.A. et Euronext London Limited de la radiation et le calendrier de cette radiation. Infosys est susceptible de faire des déclarations prospectives complémentaires, orales ou écrites, notamment sous la forme de déclarations dans les documents déposés auprès de la *Securities and Exchange Commission* et dans la documentation d'information périodique destinée aux aux actionnaires. Par ailleurs, toute déclaration prospective contenue dans ce communiqué de presse est fondée sur des hypothèses que nous considérons comme raisonnables à la date des présentes. La société n'est pas tenue de mettre à jour les déclarations prospectives qui peuvent être faites par la société ou pour son compte, à moins que la règlementation applicable ne l'exige.

Asia Pacific	**EMEA**	**Americas**
Sarah Gideon	Margherita Di Cerbo	Chiku Somaiya
Infosys, India	Infosys, Europe	Infosys, USA
+91 80 4156 3998	+44 2075162748	+1 408 375 2722
Sarah_Gideon@infosys.com	Margherita.DiCerbo@infosys.com	Chiku.Somaiya@infosys.com

INFOSYS LIMITED

INFOSYS ANNONCE L'APPROBATION DE LA RADIATION VOLONTAIRE DE SES «AMERICAN DEPOSITARY SHARES» D'EURONEXT PARIS ET EURONEXT LONDON

BANGALORE -- PRNewswire -- 11 juin 2018-- Infosys Limited (« Infosys ») **(NYSE : INFY) (Euronext Paris et Euronext London : INFY)** annonce aujourd'hui que la radiation volontaire de ses American Depositary Shares (« ADS ») (Code ISIN : US4567881085) d'Euronext Paris et d'Euronext London a été approuvée par le Conseil d'administration d'Euronext Paris SA et par Euronext London Limited.

Infosys a demandé la radiation des négociations de ses ADS principalement au regard des faibles volumes d'échange sur le titre qui ne sont pas compatibles avec les contraintes administratives résultant de la cotation des ADS sur Euronext Paris et Euronext London. Depuis l'admission aux négociations d'Euronext Paris et Euronext London des ADS d'Infosys en février 2013, les volumes d'échange quotidien moyens ont toujours été très inférieurs à ce qu'ils sont sur la bourse de New York (New York Stock Exchange, « NYSE »).

Cette radiation des négociations n'aura aucun impact sur le nombre d'actions ou d'ADS Infosys en circulation, sur la répartition du capital ou sur la taille du flottant d'Infosys.

La procédure de radiation permettra la cession sur le NYSE des ADS Infosys cotés sur Euronext Paris et Euronext London. Les porteurs d'ADS Infosys cotés sur Euronext Paris et Euronext London bénéficieront d'une offre de cession organisée et disposeront des options suivantes :

- Participer à l'offre de cession afin de céder leurs ADS sur le NYSE, conformément aux règles d'Euronext Paris et Euronext London.
- Ne pas participer à l'offre de cession afin de conserver leurs ADS, auquel cas ceux-ci resteront négociables sur Euronext Paris et sur Euronext London jusqu'à la date de radiation et seront ensuite négociables exclusivement sur le NYSE.

Les porteurs d'ADS Infosys qui souhaitent participer à l'offre de cession devront demander à leur intermédiaire financier d'apporter leurs ADS, entre le 18 juin 2018 et le 29 juin 2018 inclus, à BNP-Paribas Securities Services, agissant en tant qu'agent centralisateur mandaté par Infosys, conformément à la procédure décrite ci-dessous. Les ADS Infosys apportés à BNP Paribas Securities Services seront vendus à partir du 4 juillet 2018 sur le NYSE au cours en vigueur au moment de la vente. BNP-Paribas Securities Services calculera le prix de vente moyen des ADS Infosys et transférera le produit de la vente aux porteurs d'ADS vendeurs après réception des fonds. Infosys prendra en charge les frais relatifs à la centralisation. Les frais de courtage liés à la vente sur le NYSE des ADS Infosys apportés à BNP-Paribas Securities Services dans le cadre de l'offre de cession seront également supportés par Infosys.

Il est rappelé aux porteurs d'ADS Infosys que l'apport de leurs ADS dans le cadre de l'offre de cession décrite ci-dessus est entièrement volontaire.

Le calendrier de l'offre de cession et de la procédure de radiation des ADS Infosys décrits ci-dessus peut être résumé comme suit (étant précisé qu'Infosys se réserve le droit de modifier le présent calendrier) :

Evènement	Date
Offre de cession	
Début de l'offre de cession	18 juin 2018
Fin de l'offre de cession	29 juin 2018
Fin de la centralisation par BNP-Paribas Securities Services	4 juillet 2018 (avant 16h00, heure de Paris)
Cession sur le NYSE des ADS Infosys apportés dans le cadre de l'offre de cession	A partir du 4 juillet 2018
Règlement du produit de la vente aux intermédiaires financiers concernés	Dès que possible après la réception des fonds
Radiation	
Dernier jour de cotation des ADS Infosys sur Euronext Paris et Euronext London	4 juillet 2018
Radiation des ADS Infosys d'Euronext Paris et Euronext London	5 juillet 2018
Radiation des ADS Infosys d'Euroclear France	10 juillet 2018

Il est rappelé aux porteurs d'ADS Infosys participant à l'offre de cession qu'ils reconnaissent et acceptent le risque implicite résultant des fluctuations du cours des ADS Infosys sur le marché et du taux de change applicable entre la clôture de l'offre de cession et la cession des ADS Infosys sur le NYSE. Les ordres d'apport sont irrévocables.

Les porteurs d'ADS Infosys qui décident de participer à l'offre de cession sont invités à consulter leur conseil fiscal habituel pour apprécier les implications fiscales de l'opération.

Les porteurs d'ADS Infosys qui ne participent pas à l'offre de cession pourront continuer de négocier leurs ADS Infosys sur Euronext Paris et Euronext London jusqu'à la date de radiation conformément aux termes et conditions de leur intermédiaire financier. Suite à la radiation des ADS Inofsys d'Euronext Paris et Euronext London, le transfert des ADS Infosys d'Euronext Paris et Euronext London vers le NYSE sera effectué par les intermédiaires financiers. En conséquence, les porteurs d'ADS Infosys qui ont choisi de ne pas vendre leurs ADS dans le cadre de l'offre de cession, ou n'ont pas pris de mesure spécifique, n'auront aucune action à effectuer afin que leurs ADS Infosys soient transférés d'Euronext Paris et Euronext London vers le NYSE.

Les ADS Infosys resteront cotés sur Euronext Paris et Euronext London jusqu'au 4 juillet 2018 inclus. Par la suite, les porteurs qui ont choisi de ne pas vendre leurs ADS Infosys dans le cadre de l'offre de cession ou n'ont pas pris de mesure spécifique pourront les vendre sur le NYSE, conformément aux termes et conditions de leur intermédiaire financier.

Les ADS Infosys seront radiés d'Euroclear France le 10 juillet 2018.

Les ADS Infosys resteront admis aux négociations sur le NYSE sous le mnémonique « INFY ».

Les porteurs d'ADS Infosys peuvent également solliciter toute information complémentaire auprès de leur teneur de compte et intermédiaire financier habituel, auxquels ont été communiquées les détails de la procédure de radiation.

A propos d'Infosys Ltd.

Infosys est l'un des leaders mondiaux dans les secteurs des services digitaux de nouvelle génération et du consulting. Nous permettons à nos clients dans 45 pays d'effectuer leur transformation digitale. Avec plus de trois décennies d'experience dans la gestion des systèmes et du fonctionnement des entreprises mutlinationales, nous guidons nos clients de manière experte tout au long de leur parcours numérique. Pour ce faire, nous fournissons aux entreprises des fondamentaux fonctionnant grâce à l'intelligence artificielle les aidant à organiser leur transformation numérique. Nous fournissons également aux entreprises les moyens d'offrir des niveaux de performance et de satisfaction clientèle sans précédent grâce à des technologies numériques sur-mesure. Notre programme d'apprentissage continu de nouveaux savoirs et connaissances est un des facteurs clefs de leur dévelopment permanent par le développement et le partage de compétences, d'expertise ainsi que des idées de notre écosystème d'innovation.

Rendez-vous sur www.infosys.com pour savoir comment Infosys (NYSE: INFY) peut aider votre entreprise à prospérer dans l'ère digitale.

Safe Harbor

Ce communiqué de presse comporte des déclarations concernant le projet de radiation des ADS Infosys des négociations des marchés Euronext Paris et Euronext London, le projet de mise en oeuvre d'une offre de cession et le calendrier envisagé de l'offre de cession et de la radiation qui constituent des déclarations prospectives entrant dans le champ du «safe harbor» prévu par le Private Securities Litigation Reform Act de 1995. Ces déclarations prospectives sont soumises à un grand nombre de facteurs de risques et d'incertitudes qui pourraient amener les résultats effectifs à s'écarter sensiblement des déclarations prospectives, en ce compris, de manière non limitative, l'issue du processus d'approbation par Euronext Paris S.A. et Euronext London Limited de la radiation et le calendrier de cette radiation. Infosys est susceptible de faire des déclarations prospectives complémentaires, orales ou écrites, notamment sous la forme de déclarations dans les documents déposés auprès de la Securities and Exchange Commission et dans la documentation d'information périodique destinée aux actionnaires. Par ailleurs, toute déclaration prospective contenue dans ce communiqué de presse est fondée sur des hypothèses que nous considérons comme raisonnables à la date des présentes. La société n'est pas tenue de mettre à jour les déclarations prospectives qui peuvent être faites par la société ou pour son compte, à moins que la règlementation applicable ne l'exige.

Asia Pacific
Sarah Gideon
Infosys, India
+91 80 4156 3998
Sarah_Gideon@infosys.com

EMEA
Margherita Di Cerbo
Infosys, Europe
+44 2075162748
Margherita.DiCerbo@infosys.com

Americas
Chiku Somaiya
Infosys, USA
+1 408 375 2722
Chiku.Somaiya@infosys.com